April 13, 2026

Michel Amar
Chief Executive Officer
Digi Power X Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

       Re: Digi Power X Inc.
           Registration Statement on Form S-3
           Filed April 9, 2026
           File No. 333-294953
Dear Michel Amar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Komul Chaudhry at 202-551-4746 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:    Alyse Sagalchik